Exhibit 99.1

Constellium Reports Third Quarter 2022 Results

Paris, October 26, 2022 – Constellium SE (NYSE: CSTM) today reported results for the third quarter ended September 30, 2022.

Third quarter 2022 highlights:

•	Shipments of 387 thousand metric tons, down 2% compared to Q3 2021

•	Revenue of €2.0 billion, up 27% compared to Q3 2021

•	Value-Added Revenue (VAR) of €673 million, up 21% compared to Q3 2021

•	Net income of €131 million compared to net income of €99 million in Q3 2021

•	Adjusted EBITDA of €160 million, up 12% compared to Q3 2021

•	Cash from Operations of €154 million and Free Cash Flow of €74 million

Nine months ended September 30, 2022 highlights:

•	Shipments of 1.2 million metric tons, up 2% compared to YTD 2021

•	Revenue of €6.3 billion, up 41% compared to YTD 2021

•	VAR of €2.0 billion, up 21% compared to YTD 2021

•	Net income of €278 million compared to net income of €255 million in YTD 2021

•	Adjusted EBITDA of €525 million, up 21% compared to YTD 2021

•	Cash from Operations of €323 million and Free Cash Flow of €160 million

•	Net debt / LTM Adjusted EBITDA of 3.0x at September 30, 2022

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in the third quarter. Adjusted EBITDA of €160 million is a third quarter record and includes record third quarter performances by both A&T and AS&I. Looking across our end markets, packaging demand continues to be resilient. Our shipments were down in the quarter due to operating challenges at our Muscle Shoals facility. Automotive shipments were up double digits in the quarter versus last year with new platform launches driving our growth, but we continue to be impacted by the semiconductor shortage and other supply chain challenges. In aerospace, demand is very strong with shipments up around 50% compared to last year for the second quarter in a row. While we are seeing signs of weakness across certain industrial markets, we like our end market positioning. Free Cash Flow in the third quarter was solid at €74 million.”

“Macroeconomic and geopolitical risks remain elevated and we expect significant inflationary pressures to continue, particularly for inputs like energy and in regions more directly affected by the ongoing war in Ukraine. The Constellium team has demonstrated its relentless focus on execution and cost control and I am confident in our ability to manage our business through these challenging times. We remain focused on executing our strategy, driving operational improvements, strengthening our margins, generating Free Cash Flow and increasing shareholder value,” Mr. Germain continued.

Mr. Germain concluded, “We expect recent demand trends in our markets to continue through the remainder of 2022. Based on our current outlook, in 2022 we expect Adjusted EBITDA at the low end of our range of €670 million to €690 million and Free Cash Flow in excess of €170 million.”

•	Group Summary

	Q3 2022	Q3 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	387	395	(2)%	1,212	1,186	2%
Revenue (€ millions)	2,022	1,587	27%	6,276	4,446	41%
VAR (€ millions)	673	558	21%	2,029	1,670	21%
Net income (€ millions)	131	99	n.m.	278	255	n.m.
Adjusted EBITDA (€ millions)	160	143	12%	525	434	21%
Adjusted EBITDA per metric ton (€)	412	362	14%	433	366	18%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2022, shipments of 387 thousand metric tons decreased 2% compared to the third quarter of last year due to lower shipments in the Packaging & Automotive Rolled Products segment, partially offset by higher shipments in the Aerospace & Transportation and Automotive Structures & Industry segments. Revenue of €2.0 billion increased 27% compared to the third quarter of the prior year primarily due to improved price and mix and higher metal prices. VAR of €673 million increased 21% compared to the third quarter of the prior year primarily due to improved price and mix and favorable foreign exchange translation, partially offset by lower volumes and unfavorable metal costs due to inflation. Net income of €131 million increased €32 million compared to net income of €99 million in the third quarter of 2021. Adjusted EBITDA of €160 million increased 12% compared to the third quarter of last year due to stronger results in our Aerospace & Transportation, Automotive Structures & Industry and Holdings & Corporate segments, partially offset by weaker results in our Packaging & Automotive Rolled Products segment.

For the first nine months of 2022, shipments of 1.2 million metric tons increased 2% compared to the first nine months of 2021 on higher shipments in each of our segments. Revenue of €6.3 billion increased 41% compared to the first nine months of 2021 primarily due to higher metal prices, improved price and mix and higher volumes. VAR of €2.0 billion increased 21% compared to the first nine months of 2021 primarily due to higher volumes, improved price and mix and favorable foreign exchange translation, partially offset by unfavorable metal costs due to inflation. Net income of €278 million increased €23 million compared to net income of €255 million in the first nine months of 2021. Adjusted EBITDA of €525 million increased 21% compared to the first nine months of 2021 on stronger results in our Aerospace & Transportation, Automotive Structures & Industry and Holdings & Corporate segments.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2022	Q3 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	267	281	(5)%	835	832	0%
Revenue (€ millions)	1,140	988	15%	3,656	2,661	37%
Adjusted EBITDA (€ millions)	78	94	(17)%	255	256	(1)%
Adjusted EBITDA per metric ton (€)	291	335	(13)%	305	308	(1)%

For the third quarter of 2022, Adjusted EBITDA decreased 17% compared to the third quarter of 2021 as a result of lower shipments and higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance and supplies costs, partially offset by improved price and mix and favorable foreign exchange translation. Shipments of 267 thousand metric tons decreased 5% compared to the third quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €1.1 billion increased 15% compared to the third quarter of 2021 primarily due to improved price and mix and higher metal prices, partially offset by lower shipments.

For the first nine months of 2022, Adjusted EBITDA of €255 million was relatively stable compared to the first nine months of 2021 with improved price and mix, favorable metal costs and favorable foreign exchange translation offset by higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance and supplies costs. Shipments of 835 thousand metric tons were stable compared to the first nine months of 2021 on higher shipments of automotive rolled products, mostly offset by lower shipments of specialty rolled products. Revenue of €3.7 billion increased 37% compared to the first nine months of 2021 primarily due to higher metal prices.

•	Aerospace & Transportation (A&T)

	Q3 2022	Q3 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	55	52	6%	170	153	11%
Revenue (€ millions)	432	289	50%	1,278	821	56%
Adjusted EBITDA (€ millions)	45	20	136%	161	81	99%
Adjusted EBITDA per metric ton (€)	807	362	123%	944	525	80%

For the third quarter of 2022, Adjusted EBITDA increased 136% compared to the third quarter of 2021 primarily due to higher shipments, improved price and mix and favorable foreign exchange translation, partially offset by higher operating costs due to inflation and the production ramp-up in aerospace. Shipments of 55 thousand metric tons increased 6% compared to the third quarter of 2021 on higher shipments of aerospace rolled products, partially offset by lower shipments of TID rolled products. Revenue of €432 million increased 50% compared to the third quarter of 2021 on improved price and mix, higher metal prices, higher shipments and favorable foreign exchange translation.

For the first nine months of 2022, Adjusted EBITDA of €161 million increased 99% compared to the first nine months of 2021 primarily due to higher shipments, improved price and mix and favorable foreign exchange translation, partially offset by higher operating costs due to inflation and the production ramp-up in aerospace. Shipments of 170 thousand metric tons increased 11% compared to the first nine months of 2021 on higher shipments of aerospace rolled products. Revenue of €1.3 billion increased 56% compared to the first nine months of 2021 primarily due to higher metal prices, improved price and mix and higher shipments.

•	Automotive Structures & Industry (AS&I)

	Q3 2022	Q3 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	65	62	4%	207	201	3%
Revenue (€ millions)	473	326	45%	1,433	1,021	40%
Adjusted EBITDA (€ millions)	35	32	7%	118	111	6%
Adjusted EBITDA per metric ton (€)	544	528	3%	570	553	3%

For the third quarter of 2022, Adjusted EBITDA increased 7% compared to the third quarter of 2021 primarily due to higher shipments and improved price and mix, partially offset by higher operating costs mainly due to inflation. Shipments of 65 thousand metric tons increased 4% compared to the third quarter of 2021 due to higher shipments of automotive extruded products. Revenue of €473 million increased 45% compared to the third quarter of 2021 primarily due to improved price and mix and higher metal prices.

For the first nine months of 2022, Adjusted EBITDA of €118 million increased 6% compared to the first nine months of 2021 primarily due to higher shipments and improved price and mix, partially offset by higher operating costs mainly due to inflation. Shipments of 207 thousand metric tons increased 3% compared to the first nine months of 2021 on higher shipments of other extruded products. Revenue of €1.4 billion increased 40% compared to the first nine months of 2021 primarily due to higher metal prices and improved price and mix.

•	Net Income

For the third quarter of 2022, net income of €131 million compares to net income of €99 million in the third quarter of the prior year. The increase in net income is primarily related to the recognition of deferred tax assets previously unrecognized, partially offset by realized losses on derivatives mostly related to our metal hedging positions and lower gross profit.

For the first nine months of 2022, net income of €278 million compares to net income of €255 million in first nine months of the prior year. The increase in net income is primarily related to the recognition of deferred tax assets previously unrecognized, higher gross profit and lower finance costs, partially offset by realized and unrealized losses on derivatives mostly related to our metal hedging positions and higher selling and administrative expenses.

•	Cash Flow

Free Cash Flow was €160 million in the first nine months of 2022 compared to €121 million in the first nine months of the prior year. The increase was primarily due to stronger Adjusted EBITDA and lower cash interest, partially offset by increased capital expenditures and higher cash taxes.

Cash flows from operating activities were €323 million for the first nine months of 2022 compared to cash flows from operating activities of €239 million in the first nine months of the prior year. Constellium increased derecognized factored receivables by €22 million for the first nine months of 2022 compared to a decrease of €30 million in the prior year.

Cash flows used in investing activities were €163 million for the first nine months of 2022 compared to cash flows used in investing activities of €118 million in the first nine months of the prior year.

Cash flows used in financing activities were €141 million for the first nine months of 2022 compared to cash flows used in financing activities of €241 million in the first nine months of the prior year. In the first nine months of 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 million PGE French Facility due 2022 and the CHF 15 million Swiss Facility due 2025. In the first nine months of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem $650 million of 6.625% Senior Notes due 2025 and $400 million of 5.75% Senior Notes due 2024.

•	Liquidity and Net Debt

Liquidity at September 30, 2022 was €819 million, comprised of €171 million of cash and cash equivalents and €648 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,997 million at September 30, 2022 compared to €1,981 million at December 31, 2021.

•	Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €670 million to €690 million in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €6.2 billion of revenue in 2021.

Constellium’s earnings materials for the third quarter ended September 30, 2022, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
Revenue	2,022	1,587	6,276	4,446
Cost of sales	(1,889)	(1,419)	(5,711)	(3,937)

Gross profit	133	168	565	509

Selling and administrative expenses	(63)	(60)	(206)	(187)
Research and development expenses	(11)	(10)	(32)	(30)
Other gains and losses - net	(29)	55	(53)	142

Income from operations	30	153	274	434

Finance costs - net	(36)	(34)	(98)	(126)

(Loss) / income before tax	(6)	119	176	308

Income tax benefit / (expense)	137	(20)	102	(53)

Net income	131	99	278	255

Net income attributable to:
Equity holders of Constellium	130	97	273	250
Non-controlling interests	1	2	5	5

Net income	131	99	278	255

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.90	0.68	1.90	1.77
Diluted	0.88	0.65	1.86	1.69

Weighted average number of shares, (in thousands)
Basic	144,302	141,677	143,398	140,765
Diluted	146,759	147,148	146,759	147,148

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
Net income	131	99	278	255

Other comprehensive income

Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	26	5	181	94
Income tax on remeasurement on post- employment benefit obligations	(9)	(3)	(39)	(14)

Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(12)	(6)	(27)	(14)
Income tax on cash flow hedges	3	1	7	3
Currency translation differences	47	10	89	22

Other comprehensive income	55	7	211	91

Total comprehensive income	186	106	489	346

Attributable to:
Equity holders of Constellium	184	104	483	340
Non-controlling interests	2	2	6	6

Total comprehensive income	186	106	489	346

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2022	At December 31, 2021
Assets
Current assets
Cash and cash equivalents	171	147
Trade receivables and other	822	683
Inventories	1,383	1,050
Other financial assets	47	58

	2,423	1,938

Non-current assets
Property, plant and equipment	2,057	1,948
Goodwill	522	451
Intangible assets	57	58
Deferred tax assets	275	162
Trade receivables and other	53	55
Other financial assets	18	12

	2,982	2,686

Total Assets	5,405	4,624

Liabilities
Current liabilities
Trade payables and other	1,690	1,377
Borrowings	154	258
Other financial liabilities	87	25
Income tax payable	24	34
Provisions	22	20

	1,977	1,714

Non-current liabilities
Trade payables and other	40	32
Borrowings	2,015	1,871
Other financial liabilities	28	6
Pension and other post-employment benefit obligations	450	599
Provisions	97	97
Deferred tax liabilities	5	14

	2,635	2,619

Total Liabilities	4,612	4,333

Equity
Share capital	3	3
Share premium	420	420
Retained earnings / (deficit) and other reserves	347	(149)

Equity attributable to equity holders of Constellium	770	274
Non-controlling interests	23	17

Total Equity	793	291

Total Equity and Liabilities	5,405	4,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non- controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	273	273	5	278
Other comprehensive income / (loss)	—	—	142	(20)	88	—	—	210	1	211

Total comprehensive income / (loss)	—	—	142	(20)	88	—	273	483	6	489

Share-based compensation	—	—	—	—	—	13	—	13	—	13
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2022	3	420	48	(24)	107	96	120	770	23	793

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non- controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	250	250	5	255
Other comprehensive income / (loss)	—	—	80	(11)	21	—	—	90	1	91

Total comprehensive income / (loss)	—	—	80	(11)	21	—	250	340	6	346

Share-based compensation	—	—	—	—	—	11	—	11	—	11
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2021	3	420	(112)	(2)	8	79	(160)	236	18	254

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
Net income	131	99	278	255
Adjustments
Depreciation and amortization	73	67	209	195
Pension and other post-employment benefits service costs	7	8	18	25
Finance costs - net	36	34	98	126
Income tax (benefit) / expense	(137)	20	(102)	53
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(18)	(23)	67	(68)
Losses on disposal	1	1	2	1
Other - net	4	3	12	8
Change in working capital
Inventories	18	(122)	(238)	(334)
Trade receivables	195	(23)	(92)	(257)
Trade payables	(119)	56	206	356
Other	(1)	15	3	15
Change in provisions	(3)	(3)	(7)	(7)
Pension and other post-employment benefits paid	(12)	(13)	(33)	(34)
Interest paid	(31)	(27)	(85)	(99)
Income tax refunded / (paid)	10	(1)	(13)	4

Net cash flows from operating activities	154	91	323	239

Purchases of property, plant and equipment	(80)	(54)	(164)	(128)
Property, plant and equipment grants received	—	3	1	10

Net cash flows used in investing activities	(80)	(51)	(163)	(118)

Proceeds from issuance of long-term borrowings	—	—	—	712
Repayments of long-term borrowings	(2)	(2)	(188)	(871)
Net change in revolving credit facilities and short-term borrowings	(57)	1	67	—
Lease repayments	(7)	(8)	(27)	(25)
Payment of financing costs and redemption fees	(1)	(2)	(1)	(28)
Transactions with non-controlling interests	—	—	(2)	(2)
Other financing activities	5	2	10	(27)

Net cash flows used in financing activities	(62)	(9)	(141)	(241)

Net increase / (decrease) in cash and cash equivalent	12	31	19	(120)
Cash and cash equivalents - beginning of year	156	290	147	439
Effect of exchange rate changes on cash and cash equivalents	3	2	5	4

Cash and cash equivalents - end of period	171	323	171	323

SEGMENT ADJUSTED EBITDA

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
P&ARP	78	94	255	256
A&T	45	20	161	81
AS&I	35	32	118	111
Holdings and Corporate	2	(3)	(9)	(14)

Total	160	143	525	434

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended September 30,		Nine months ended September 30,

(in k metric tons)	2022	2021	2022	2021
Packaging rolled products	196	215	623	622
Automotive rolled products	64	55	184	177
Specialty and other thin-rolled products	7	11	28	33
Aerospace rolled products	19	13	55	39
Transportation, industry, defense and other rolled products	36	39	115	114
Automotive extruded products	29	26	89	89
Other extruded products	36	36	118	112

Total shipments	387	395	1,212	1,186

(in millions of Euros)
Packaging rolled products	792	730	2,629	1,897
Automotive rolled products	308	216	879	637
Specialty and other thin-rolled products	40	42	148	127
Aerospace rolled products	184	92	510	279
Transportation, industry, defense and other rolled products	248	197	768	542
Automotive extruded products	248	167	721	544
Other extruded products	225	159	712	477
Other and inter-segment eliminations	(23)	(16)	(91)	(57)

Total revenue	2,022	1,587	6,276	4,446

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
Revenue	2,022	1,587	6,276	4,446
Hedged cost of alloyed metal	(1,414)	(966)	(4,191)	(2,617)
Revenue from incidental activities	(5)	(4)	(16)	(15)
Metal time lag	70	(59)	(40)	(144)

VAR	673	558	2,029	1,670

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2022	2021	2022	2021
Net income	131	99	278	255
Income tax (benefit) / expense	(137)	20	(102)	53

(Loss) / income before tax	(6)	119	176	308
Finance costs - net	36	34	98	126

Income from operations	30	153	274	434
Depreciation and amortization	73	67	209	195
Restructuring costs	—	—	—	3
Unrealized (gains) / losses on derivatives	(19)	(23)	65	(67)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	1	—	2	(1)
Losses on pension plan amendments	—	—	—	2
Share based compensation costs	4	4	13	11
Metal price lag (A)	70	(59)	(40)	(144)
Losses on disposal	1	1	2	1

Adjusted EBITDA	160	143	525	434

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of Euros)	2022	2021	2022	2021
Net cash flows from operating activities	154	91	323	239
Purchases of property, plant and equipment	(80)	(54)	(164)	(128)
Property, plant and equipment grants received	—	3	1	10

Free Cash Flow	74	40	160	121

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2022	At December 31, 2021
Borrowings	2,169	2,129
Fair value of net debt derivatives, net of margin calls	(1)	(1)
Cash and cash equivalents	(171)	(147)

Net debt	1,997	1,981

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards

(“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

VAR is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.